Exhibit 99.4

Financial Statements

(Expressed in United States dollars)

cummins westport inc.

Years ended December 31, 2013 and 2012

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Cummins Westport Inc.

We have audited the accompanying financial statements of Cummins Westport Inc. which comprise the balance sheets as at December 31, 2013 and December 31, 2012, the statements of earnings and comprehensive income, stockholders’ equity, and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Cummins Westport Inc. as at December 31, 2013 and December 31, 2012, and its results of operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

//s// KPMG LLP

Chartered Accountants

March 26, 2014

Vancouver, Canada

CUMMINS WESTPORT INC.

Balance Sheets

(Expressed in United States dollars)

December 31, 2013 and 2012

	2013	2012

Assets

Current assets:
Cash and cash equivalents	$73,736,396	$44,370,492
Accounts receivable from Cummins Inc. (note 8)	1,768,715	—
Other accounts receivable	1,669,014	983,204
Income tax receivable	807,462	6,012,039
Prepaid expenses and other current assets	209,891	225,278
Deferred tax asset (note 6)	13,957,861	7,303,687
	92,149,339	58,894,700
Equipment, net of accumulated amortization of
$615,608 (2012 - $430,611)	1,096,154	872,653
Deferred tax asset (note 6)	21,698,275	9,786,173

	$114,943,768	$69,553,526

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$4,151,525	$4,256,015
Accounts payable to Westport Innovations Inc. (note 8)	3,620,547	2,169,932
Accounts payable to Cummins Inc. (note 8)	—	2,974,906
Current portion of warranty liability (note 3)	28,481,977	13,317,134
Current portion of deferred revenue (note 4)	5,477,908	3,861,683
	41,731,957	26,579,670

Long-term liability (note 6)	2,000,147	1,311,560
Warranty liability (note 3)	39,086,788	17,500,794
Deferred revenue (note 4)	17,814,859	9,967,875
	100,633,751	55,359,899
Stockholders’ equity (note 7):
Common stock, $0.01 par value; 100,000 shares authorized; 2013 - 87,594 (2012 - 87,594) shares issued and outstanding	876	876
Additional paid-in capital	43,796,562	43,796,562
Deficit	(29,487,421)	(29,603,811)
	14,310,017	14,193,627

	$114,943,768	$69,553,526

See accompanying notes to financial statements.

CUMMINS WESTPORT INC.

Statements of Earnings and Comprehensive Income

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

	2013	2012
Revenue:
Product revenue	$256,593,517	$158,884,510
Parts revenue	49,638,619	36,274,094
Other revenue	4,418,829	2,857,040
Interest	116,696	530,289
	310,767,661	198,545,933

Cost of revenue and expenses (note 8):
Cost of product revenue	204,871,597	105,727,243
Cost of parts revenue	28,070,904	21,317,164
Cost of other revenue	13,460,182	9,531,031
Research and development (note 5)	21,522,123	12,113,959
Marketing	17,838,627	12,541,152
General and administrative	1,347,865	1,416,890
Foreign exchange gain	(7,077)	(18,290)
Interest and charges	421,607	320,475
Amortization	184,997	151,777
	287,710,825	163,101,401

Earnings before income taxes	23,056,836	35,444,532

Income tax recovery (expense) (note 6):
Current	(24,600,279)	(16,362,336)
Deferred	18,566,276	6,516,578
	(6,034,003)	(9,845,758)

Net earnings and comprehensive income	$17,022,833	$25,598,774

See accompanying notes to financial statements.

CUMMINS WESTPORT INC.

Statements of Stockholders’ Equity

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

	Common stock		Additional paid-in
	Number	Amount	capital	Deficit	Total

Balance, December 31, 2011	87,594	876	43,796,562	(8,271,537)	35,525,901

Dividends declared	—	—	—	(46,931,048)	(46,931,048)

Net earnings	—	—	—	25,598,774	25,598,774

Balance, December 31, 2012	87,594	876	43,796,562	(29,603,811)	14,193,627

Dividends declared	—	—	—	(16,906,443)	(16,906,443)

Net earnings	—	—	—	17,022,833	17,022,833

Balance, December 31, 2013	87,594	$876	$43,796,562	$(29,487,421)	$14,310,017

See accompanying notes to financial statements.

CUMMINS WESTPORT INC.

Statements of Cash Flows

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

	2013	2012
Cash provided by (used in):

Operating:
Net earnings	$17,022,833	$25,598,774
Items not involving cash:
Amortization	184,997	151,777
Unrealized foreign exchange	(41,376)	15,546
Deferred income tax recovery	(18,566,276)	(6,516,578)
Changes in non-cash working capital items:
Accounts receivable from Cummins Inc.	(1,768,715)	3,658,351
Income tax receivable	5,204,577	(6,012,039)
Other accounts receivable	(685,810)	75,112
Prepaid expenses and other current assets	15,387	(135,863)
Accounts payable and accrued liabilities	584,097	546,769
Income tax payable	—	(1,393,893)
Accounts payable to Westport Innovations Inc.	(15,307)	348,471
Accounts payable to Cummins Inc.	(3,463,547)	2,542,144
Deferred revenue	9,463,209	3,710,829
Warranty liability	36,750,837	10,988,043
	44,684,906	33,577,443

Financing:
Dividend paid	(14,951,880)	(45,200,000)

Investments:
Loan receivable from Cummins Inc.	—	19,408,872
Loan receivable from Westport Innovations Inc.	—	19,408,872
Purchase of equipment	(408,497)	(212,386)
	(408,497)	38,605,358

Effect of foreign currency on cash and cash equivalents	41,376	(15,546)

Increase in cash and cash equivalents	29,365,905	26,967,255

Cash and cash equivalents, beginning of year	44,370,492	17,403,237

Cash and cash equivalents, end of year	$73,736,396	$44,370,492

Supplementary information:
Interest received, net	$116,696	$209,814
Income taxes paid	26,041,482	15,507,564
Dividends declared but not yet paid	1,954,563	1,731,048

See accompanying notes to financial statements.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

1.	Operations:

Cummins Westport Inc. (the Company) was formed under the terms of a joint venture agreement (the Agreement) dated March 7, 2001, subsequently revised on January 1, 2004 (the revised JVA), between Cummins Inc. (Cummins) and Westport Innovations Inc. (Westport) to develop, support and market a comprehensive product line of low-emission, high performance engines and ancillary products using gaseous hydrocarbon fuels which incorporate spark ignition and other proprietary intellectual property developed by Cummins and Westport. The Company is incorporated under the laws of the State of Delaware.

On February 20, 2012, Cummins and Westport amended the revised JVA to provide for, among other things, clarification concerning the scope of products to be sold by the Company. In addition, the parties have revised certain economic terms of the revised JVA including profit distributions to the parties.

The Company will focus future product development on North American markets including engines for on-road applications between the displacement range of 5.9 litres through 12 litres, and to have these engines manufactured in Cummins North American plants.

The term of the joint venture will now end on December 31, 2021 and can be terminated under certain circumstances by either party before the end of the term.

2.	Significant accounting policies:
(a)	Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America to present the assets, liabilities, revenues and expenses of the Company and do not include any assets owned or liabilities held by Cummins or Westport including any used by the shareholders in the provision of services to or production of goods for the Company.

Continuing operations of the Company depend on the continuation of operational and manufacturing support from its shareholders when required.

These financial statements were approved by the Board of Directors on March 26, 2014 and events subsequent to the balance sheet date, if any, have been disclosed in these financial statements through this date.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):
(b)	Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include determination of the product and parts warranty liability and the valuation allowance for deferred income tax assets. Actual amounts may differ from the estimates applied in the preparation of these financial statements.

(c)	Cash equivalents:

Cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a term to maturity of three months or less at the date of acquisition that are readily convertible to specified amounts of cash. Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the statement of earnings.

(d)	Equipment:

Equipment is recorded at cost. Amortization is recorded commencing when the equipment is placed into service.

Asset	Basis	Years

Production and testing equipment	Straight-line	3 - 8
Computer equipment	Straight-line	3

(e)	Warranty liability:

The Company provides warranty coverage on products sold for a period ending two years from the date the products are put into service by customers. Warranty liability represents the Company’s best estimate of warranty costs expected to be incurred during the warranty period. Furthermore, the current portion of warranty liability represents the Company’s best estimate of the costs to be incurred in the next twelve-month period. The Company uses historical failure rates and cost to repair defective products together with known information to estimate the warranty liability. New product launches require a greater use of judgment in developing estimates until claims experience becomes available. Product specific experience is typically available four or five quarters after product launch, with a clear experience trend not evident until eight to twelve quarters after launch.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):
(e)	Warranty liability (continued):

The Company records warranty expense for new products upon shipment using a factor based upon historical experience from previous engine generations in the first year, a blend of actual product and historical experience in the second year and product specific experience thereafter. The Company’s product warranty accrual reflects management’s best estimate of probable liability under its product warranties. Periodically, the Company performs an analysis assessing the appropriateness of the outstanding warranty balance, and adjustments to the estimated liability are made as considered necessary and reflected in results of operations in the period such adjustments are determined. The ultimate amount payable by the Company and the timing will depend on actual failure rates and cost to repair failures of its products. Since a number of the Company’s products are new in the market, historical data may not necessarily reflect actual costs to be incurred and may result in significant fluctuations in the warranty liability.

(f)	Extended warranty:

The Company sells extended warranty contracts that provide coverage in addition to the basic two-year coverage. Proceeds from the sale of these contracts are deferred and amortized over the extended warranty period commencing at the end of the basic warranty period. On a periodic basis, management reviews the estimated warranty costs expected to be incurred related to these contracts and recognizes a loss to the extent such costs exceed the related deferred revenue.

(g)	Revenue recognition:

Product and parts revenue is recognized when the products are shipped and title passes to the customer. Title typically transfers when products are shipped from Cummins’ manufacturing facilities. Amounts received in advance of the revenue recognition criteria being met are recorded as deferred revenue.

(h)	Cost of product revenue:

Cost of product revenue includes the cost to purchase the engine from Cummins, the cost to sell engines, and warranty costs.

(i)	Cost of parts revenue:

Cost of parts revenue includes the standard cost of the aftermarket engine parts as determined by Cummins, a reasonable selling and administrative cost that is defined in the joint venture agreement, and warranty costs.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

2.	Significant accounting policies (continued):
(j)	Research and development expenses:

Research and development expenses are expensed when incurred. Government grants received to fund research and development expenses are recognized as a reduction in research and development expenses when received or receivable. Certain government grants are repayable only on the occurrence of specified future events. If such events do not occur, no payment would be required. The liability to repay these government grants is recognized during the period in which conditions arise that would cause the government grants to be repayable.

(k)	Foreign currency translation:

The functional currency of the Company’s operations is the United States dollar. Assets and liabilities denominated in foreign currencies are translated at rates in effect on the balance sheet date. Revenue and expenses denominated in foreign currencies are translated at the rate in effect on the transaction date. Gains and losses on translation are included in the statement of earnings and comprehensive income for the period.

(l)	Income taxes:

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income taxes in the period that includes the enactment date. To the extent that the realization of deferred tax assets is not considered to be more likely than not, a valuation allowance is provided.

The Company measures a tax uncertainty at the largest amount that is more likely than not to be upheld. In cases where the Company is charged interest and penalties on uncertain tax positions which do not meet the recognition criteria, the Company includes these in interest expense and other operating expense, respectively.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

3.	Warranty liability:

Changes in the product warranty accrual for the years ended December 31, 2013 and 2012 were as follows:

	2013	2012

Balance, beginning of year	$30,817,928	$19,829,885

Payments made	(28,530,732)	(17,251,747)
Accrual for engines sold	33,854,862	16,195,787
Warranty valuation adjustment	31,426,707	12,044,003

Balance, end of year	67,568,765	30,817,928

Less: current portion	28,481,977	13,317,134

Non-current portion	$39,086,788	$17,500,794

During 2013, the Company experienced increased costs to repair product defects. As a result, an increase in the overall warranty liability was recognized, which was primarily related to the estimated base warranty liability.

4.	Deferred revenue:

Deferred revenue represents amounts charged to customers for extended warranty coverage contracts that have yet to be recognized as revenue. Changes in deferred revenue balances for the years ended December 31, 2013 and 2012 are as follows:

	2013	2012

Balance at the beginning of the year	$13,829,558	$10,118,729
Add: extended warranty coverage and other adjustments	13,119,309	6,450,049
Less: revenue recognized during the year	(3,656,100)	(2,739,220)

Balance at the end of the year	23,292,767	13,829,558

Less: current portion	5,477,908	3,861,683

Non-current portion	$17,814,859	$9,967,875

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

5.	Research and development expenses:

Research and development expenses are recorded net of government program funding received or receivable. For the years ended December 31, 2013 and 2012, the following research and development expenses had been incurred and program funding received or receivable:

	2013	2012

Research and development expenses	$22,567,558	$14,183,959
Government funding	(1,045,435)	(2,070,000)

Net research and development expenses	$21,522,123	$12,113,959

Government funding was comprised of funding mainly from the California Energy Commission and National Renewable Energy Laboratory.

6.	Income taxes:
(a)	The Company’s income tax recovery differs from that calculated by applying the combined United States federal and state statutory rate of 37.34% (2012 - 36.78%) as follows:

	2013	2012

Earnings before income taxes	$23,056,836	$35,444,532

Expected income tax expense	$(8,609,422)	$(13,035,140)

Reduction (increase) in income taxes resulting from:
Non-deductible expenses	(50,941)	(252,550)
Difference in tax rates	262,830	119,193
Research and development tax credits	2,643,593	4,022,693
Effect of tax uncertainties	(424,741)	(162,196)
Other	144,678	(537,758)
	2,575,419	3,189,382

Total income tax expense	$(6,034,003)	$(9,845,758)

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

6.	Income taxes (continued):
(b)	The tax effect of temporary differences that give rise to significant portions of deferred tax assets (liabilities) at December 31, 2013 and 2012 are as follows:

	2013	2012

Deferred income tax assets:
Warranty liability	$26,120,689	$12,370,800
Deferred revenue	8,697,929	5,085,981
Other	837,518	(366,921)

	$35,656,136	$17,089,860

Allocated as follows:
Current deferred tax asset	$13,957,861	$7,303,687
Long-term deferred tax asset	21,698,275	9,786,173

	$35,656,136	$17,089,860

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those differences become deductible.

The Company has generated taxable income for the past seven years. Management believes it is more likely than not that all of the benefits of currently available tax deductions will be realized in future years as a result of expected earnings. Therefore, at December 31, 2013, the Company has recognized a deferred tax asset related to all of the benefits expected to be realized. No valuation allowance was required as at December 31, 2013.

Tax years subsequent to December 31, 2008, remain open for examination by the Internal Revenue Service.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

6.	Income taxes (continued):
(c)	Long-term liability is tax provision which represents the Company’s estimate of tax uncertainties associated with tax positions previously taken with respect to the Company’s tax returns. A reconciliation of the change in the reserve for unrecognized tax benefits is as follows:

	2013	2012

Balance, beginning of year	$1,311,560	$643,908
Additions	1,088,586	1,110,652
Reductions	(400,000)	—
Settlements and re-assessments	—	(443,000)

	$2,000,146	$1,311,560

The Company accrued interest and penalties of $116,862 for the year ended December 31, 2013 related to these tax uncertainties.

7.	Stockholders’ equity:
(a)	Authorized:
100,000 common shares, voting, par value $0.01
100,000 preferred shares, voting convertible, redeemable, non-participating, par value $0.01
(b)	Common shares:
As at December 31, 2013, the Company has 87,594 issued and outstanding common shares, 50% of which are held by Westport and 50% by Cummins.
(c)	Preferred shares:
As at December 31, 2013 and 2012, the Company had no issued or outstanding preferred shares.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

8.	Related party transactions:
(a)	Major expenses:

The majority of the Company’s expenses including cost of product and parts revenue, research and development, general and administrative and marketing expenses are incurred by Westport and Cummins and allocated to the Company pursuant to the revised JVA. The costs allocated by the respective companies are as follows:

2013	Westport	Cummins	Total

Equipment expenditures	$—	$223,501	$223,501
Cost of product revenue	—	204,871,597	204,871,597
Cost of parts revenue	—	28,070,904	28,070,904
Cost of other revenue	—	13,460,182	13,460,182
Research and development	204,878	21,317,246	21,522,123
Marketing	3,418,194	14,420,432	17,838,627
General and administrative	1,179,092	168,774	1,347,865
Interest and charges	118,043	303,564	421,607

	$4,920,207	$282,836,200	$287,756,406

2012	Westport	Cummins	Total

Equipment expenditures	$—	$60,609	$60,609
Cost of product revenue	—	105,727,243	105,727,243
Cost of parts revenue	—	21,317,164	21,317,164
Cost of other revenue	—	9,531,031	9,531,031
Research and development	222,598	11,891,361	12,113,959
Marketing	2,830,476	9,710,676	12,541,152
General and administrative	1,006,525	410,365	1,416,890
Interest and charges	113,991	206,484	320,475

	$4,173,590	$158,854,933	$163,028,523

(b)	Due from (to) Cummins:

As at December 31, 2013, net amounts due from Cummins total $1,768,715 (2012 - payable to Cummins of $2,974,906).

Accounts receivable or payable arise from product and parts sales net of reimbursable expenses. The amounts are non-interest bearing, unsecured and have no fixed terms of repayment. The amounts are generally settled in the month following the month in which the receivable or payable is incurred.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

8.	Related party transactions (continued):
(b)	Due from (to) Cummins (continued):

Prior to December 15, 2012, the Company has advanced funds to Cummins Inc. under a demand loan agreement with interest accruing monthly, and was calculated using the three-month Prime Corporate Paper rate. For the year ended December 31, 2012, the Company charged interest of $228,901 to Cummins. This loan was fully repaid on December 15, 2012.

(c)	Due to Westport:

As at December 31, 2013, net amounts due to Westport total $3,620,547 (2012 - $2,169,932).

The amounts payable to Westport relate to costs incurred by Westport on behalf of the Company. The amounts are generally reimbursed by the Company to Westport in the month following the month in which the payable is incurred.

Prior to December 15, 2012, the Company has advanced funds to Westport under a demand loan agreement with interest accruing monthly, and was calculated using the three-month Prime Corporate Paper rate. For the year ended December 31, 2012, the Company charged interest of $228,901 to Westport. This loan was fully repaid on December 15, 2012.

9.	Financial instruments:
(a)	Fair values:

Financial instruments of the Company include cash and cash equivalents, accounts receivable, other accounts receivable, amounts due from (to) Cummins and Westport, accounts payable and accrued liabilities. Cash and cash equivalents is carried at fair value based on quoted rates in an active market. Accordingly, it is classified as Level 1 in the fair value hierarchy. The fair values of net accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short-term maturity. The fair values of accounts and other receivable from (payable to) Cummins and Westport cannot be determined with sufficient reliability due to the related party nature of the balances and the lack of a readily available market for these instruments.

CUMMINS WESTPORT INC.

Notes to Financial Statements

(Expressed in United States dollars)

Years ended December 31, 2013 and 2012

9.	Financial instruments (continued):
(b)	Credit risk:

Pursuant to the revised JVA, collection of accounts receivable is the sole responsibility of the Company, except for any bad debts arising out of decisions made by Cummins, which may negatively impact the Company. Management believes that the Company is not exposed to significant credit risk.

(c)	Foreign currency risk:

The majority of the Company’s revenues and expenses are denominated in United States dollars although the Company may from time to time enter into transactions denominated in a foreign currency, primarily the Canadian dollar. Management believes that the Company is not exposed to significant foreign currency risk.